Exhibit (a)(5)(B)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE ITS PUBLICATION WOULD BE UNLAWFUL

CMB NV launches the reopening of its public takeover bid and concurrent new U.S. offer on CMB.TECH NV

Antwerp, October 23, 2024, 7:30 a.m. – CMB NV (“CMB” or the “Bidder”) announced that the acceptance period of the reopening of its public takeover bid on all shares in CMB.TECH NV1 (“CMB.TECH” or the “Target”) not already owned by CMB or persons affiliated with it will open on October 23, 2024.

On October 7, 2024, the FSMA ordered CMB, in light of the Market Court ruling of September 6, 2024, to reopen its mandatory public takeover bid on all shares in CMB.TECH that expired on March 15, 2024 (the “Bid”) on the basis of a supplement to the prospectus dated February 13, 2024 (together with the New U.S. Offer (as defined below), the “Reopening”). The FSMA approved such supplement on October 22, 2024.

The acceptance period of the Reopening opens on October 23, 2024 and closes on November 21, 2024 at 4 p.m. (Belgian time) (10 a.m. New York City time) (the “Acceptance Period of the Reopening”). Shareholders are not obliged to participate in the Reopening. During the acceptance period, shareholders may choose to either tender, or to not tender, their shares to the Bidder.

The bid price of the Reopening amounts to USD 12.66 per share (the “Bid Price”), to be reduced on a dollar-for-dollar basis by the gross amount of any distributions by CMB.TECH to its shareholders with a payment date falling before the settlement date of the Reopening. The Bidder notes that on October 21, 2024, the most recent trading day before the approval of the supplement by the FSMA, the closing price of the Target’s shares on the New York Stock Exchange (the “NYSE”) was USD 16.21 and therefore exceeds the Bid Price of USD 12.66 per share. The Bid Price consequently represents a discount of USD 3.55 (i.e. approximately 21.90%) as compared to the closing price of the Target’s share on the NYSE. Shareholders should therefore take into account that the Bid Price of the reopened Bid may be lower than the price against which shareholders can sell their shares on Euronext Brussels or the NYSE.

In a supplement to its response memorandum, CMB.TECH’s supervisory board unanimously recommends that shareholders do not tender their shares in the Reopening. More information relating to the recommendation of CMB.TECH’s supervisory board can be found in the press release by CMB.TECH of October 23, 2024.

The reopened Bid is made in accordance with applicable Belgian law and is addressed to all shareholders regardless of their location. Concurrently with the reopened Bid, CMB is making a new U.S. offer in accordance with applicable U.S. federal securities laws (the “New U.S. Offer”), addressed to U.S. shareholders within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (“U.S. Holders”).

[1]	Formerly named Euronav NV and renamed CMB.TECH NV as of 1 October 2024.

Shareholders holding U.S. shares (i.e. shares formatted for trading on the NYSE and reflected on the U.S. component of CMB.TECH’s share register) who wish to tender their shares into the reopened Bid are required to first reposition such U.S. shares to Belgian shares (i.e. shares formatted for trading on Euronext Brussels and reflected on the Belgian component of CMB.TECH’s share register) and are therefore urged to contact their financial intermediary or custodian to ensure that such repositioning takes place prior to the closing of the Acceptance Period of the Reopening (see Acceptance and repositioning below).

Main features of the Reopening

Acceptance Period of the Reopening	From Wednesday October 23, 2024 to Thursday November 21, 2024 at 4 p.m. (Belgian time) (10 a.m. New York City time)

Bid Price

USD 12.66 in cash per Share, i.e. USD 18.43 per share, increased by USD 0.52 in accordance with the order by the FSMA and decreased by USD 6.29, the aggregate amount of distributions made by CMB.TECH since the initial announcement of the Bid on October 9, 2023.

The Bid Price will be reduced on a dollar-for-dollar basis by the gross amount of any distributions by CMB.TECH to its shareholders (including in the form of a dividend, distribution of share premium, decrease of share capital or in any other form) with a payment date falling before the settlement date of the Reopening.

Announcement of the results of the Acceptance Period of the Reopening	The results of the Acceptance Period of the Reopening shall be announced within five (5) business days after the closing of the Acceptance Period of the Reopening. The announcement is currently scheduled for November 25, 2024.

Settlement date and payment

The Bidder shall pay the Bid Price to shareholders who have validly tendered their shares during the Acceptance Period of the Reopening within ten (10) business days following the announcement of the results of the Acceptance Period of the Reopening. Payment of the Bid Price is currently scheduled for November 27, 2024.

Shareholders tendering Belgian shares in the reopened Bid will receive an equivalent amount of the Bid Price in euros calculated using the WM/Reuters spot exchange rate for euros per U.S. dollar at 5:00 p.m. CET on the date of the announcement of the results of the Acceptance Period of the Reopening.

(Supplement to the) prospectus, (supplement to the) response memorandum and acceptance forms

The prospectus and the response memorandum to the Bid were approved by the FSMA on February 13, 2024. The supplement to the prospectus and the supplement to the response memorandum of the Reopening were approved by the FSMA on October 22, 2024. These approvals do not imply an assessment of the merits or the quality of the (reopened) Bid, nor of the position of CMB and/or CMB.TECH.

The supplement to the prospectus has been published in Belgium in Dutch, which is the official version, and forms an integral part of the prospectus.

The prospectus, the supplement to the prospectus and the acceptance forms of the Reopening may be obtained free of charge at the counters of KBC Bank NV, or by telephoning KBC Bank NV on +32 78 152 153 (KBC Live). The prospectus, the supplement to the prospectus and the acceptance forms of the reopening are also available on the following websites: CMB and KBC. The supplement to the response memorandum is attached to the supplement to the prospectus.

An English and French translation of the supplement to the prospectus is made available in electronic form on the abovementioned websites. In case of any inconsistency between the English and/or French translation of the supplement to the prospectus on the one hand and the official Dutch version on the other hand, the Dutch version shall prevail. The Bidder has reviewed the respective versions and is responsible for the consistency between all versions.

Acceptance and repositioning

CMB.TECH’s shares are listed for trading on both Euronext Brussels and the NYSE. The share register of CMB.TECH is divided into two components: one which is kept in electronic form by Euroclear in Belgium (the “Belgian Share Register”), and one which is kept by Computershare in the United States (the “U.S. Share Register”). “U.S. Shares” are shares in CMB.TECH that are reflected in the U.S. Share Register. “Belgian Shares” are shares in CMB.TECH that are reflected in the Belgian Share Register.

Shareholders holding U.S. Shares who wish to tender their Shares into the reopened Bid are required to first reposition such U.S. Shares to Belgian Shares and are therefore urged to contact their financial intermediary or custodian to ensure that such repositioning takes place prior to the closing of the Acceptance Period of the Reopening. Shareholders should inquire with their financial intermediary or custodian for any fees that may be charged by such parties for repositioning and are responsible for paying such fees. Further information on the repositioning process is available in section 7.9.1 of the prospectus, section 5.4 of the supplement to the prospectus and on CMB.TECH’s website (cmb.tech). The procedure for tendering shares in the New U.S. Offer for U.S. Holders is described in the U.S. Offer to Purchase and the related U.S. offer documents.

Shareholders may tender their Belgian Shares (as the case may be after repositioning in accordance with the foregoing) in the reopened Bid by duly completing, signing and submitting the applicable acceptance form of the Reopening in accordance with the instructions set out in the form no later than at 4 p.m. (Belgian time) on the last day of the Acceptance Period of the Reopening, or such earlier deadline as may be set by the relevant Shareholder’s financial intermediary or custodian.

Shareholders who register their acceptance with a financial intermediary must inform themselves of any additional fees that may be charged by such parties and are responsible for the payment of such additional fees. All financial intermediaries must, where applicable, comply with the procedures described in the supplement to the prospectus and the acceptance form of the Reopening. In particular, such financial intermediaries are responsible for collecting all information requested in the acceptance form of the Reopening and submitting this information with the Centralizing Agent within the deadline(s) set out in the supplement to the prospectus.

Shareholders who hold shares in dematerialized form and who wish to tender their shares in the reopened Bid, should instruct the financial intermediary where such dematerialized shares are held to (i) if applicable, have the tendered shares repositioned in accordance with the foregoing and (ii) to transfer the tendered shares directly from their securities account to (the Centralizing Agent on behalf of) the Bidder and to provide the Centralizing Agent with all information requested in the acceptance form of the Reopening.

Shareholders who hold registered shares will receive a letter from the Target (including a copy of the relevant page of the share register) indicating the procedure to be followed by shareholders to (i) if applicable, have their shares repositioned in accordance with section 7.9.1 of the prospectus and section 5.4 of the supplement to the prospectus and (ii) to tender their registered shares in the Bid, as well as the information they are required to provide to the Target.

Shareholders holding both registered shares and dematerialized shares must complete two separate acceptance forms: (i) a form for the registered shares to be submitted to the Target and (ii) a form for the dematerialized shares to be submitted to the financial intermediary where such dematerialized shares are held.

Taxes	The Bidder shall bear the tax on stock market transactions (reference is made to section 8.2 of the prospectus for further information).

Centralizing Agent

About CMB

CMB (Compagnie Maritime Belge) is a diversified shipping group based in Antwerp, Belgium. CMB is the majority shareholder of CMB.TECH.

More information can be found at www.cmb.be.

About CMB.TECH

CMB.TECH (all capitals) is a diversified and future-proof maritime group that is a pioneer in decarbonising shipping. We own and operate more than 160 vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind ships, tugs and ferries. We also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia and Africa.

CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol CMBT.

More information can be found at https://cmb.tech

Disclaimer

This press release is also published in Dutch. If ambiguities should arise from the different language versions, the Dutch version will prevail.

This notice does not constitute a takeover bid to purchase securities of CMB.TECH nor a solicitation by anyone in any jurisdiction with respect to CMB.TECH. The public takeover bid is only reopened on the basis of the supplement to the prospectus approved by the FSMA. Neither this notice nor any other information in respect of the matters contained herein may be supplied in any jurisdiction where a registration, qualification or any other obligation is in force or would be with regard to the content hereof or thereof. Any failure to comply with these restrictions may constitute a violation of the financial laws and regulations in such jurisdictions. CMB and its affiliates explicitly decline any liability for breach of these restrictions by any person.

Additional Information for U.S. Holders

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares, no par value, of CMB.TECH (“Ordinary Shares”) or any other securities.

The New U.S. Offer is only being made to U.S. Holders who are the beneficial owners of Ordinary Shares. The New U.S. Offer is made solely by the Offer to Purchase and related Letter of Transmittal, which are included in CMB’s Schedule TO filed with the U.S. Securities and Exchange Commission (SEC). The New U.S. Offer commences on October 23, 2024, and will expire at 10:00 A.M., New York City time, on November 21, 2024, unless the expiration of the New U.S. Offer is extended to a subsequent date in accordance with U.S. and Belgian law. U.S. Holders of Ordinary Shares tendering their Ordinary Shares will have withdrawal rights during this period as required by U.S. securities laws. U.S. Holders holding Ordinary Shares through a securities intermediary should comply with the dates communicated by such securities intermediary, as such dates may differ from the dates and times noted in the U.S. Offer to Purchase. U.S. Holders of Ordinary Shares are responsible for determining and complying with any applicable cut-off times and dates. Any U.S. Holder of Ordinary Shares desiring to tender all or any portion of the Ordinary Shares owned by such U.S. Holder can accept the New U.S. Offer by (1) completing and signing a letter of transmittal (or a copy thereof, provided the signature is original) in accordance with the instructions in the letter of transmittal and mail or deliver it and all other required documents to the U.S. Tender Agent (as defined below), at the address on the back cover page of the Offer to Purchase or (2) tendering such Ordinary Shares pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase. Any U.S. Holder of Ordinary Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such U.S. Holder desires to tender such Ordinary Shares.

CMB has retained Georgeson LLC to act as information agent for the New U.S. Offer and Computershare Trust Company, N.A., to act as depositary and paying agent for the New U.S. Offer (the “U.S. Tender Agent”).

Each Shareholder that is a U.S. Holder is urged to consult with his or her independent professional adviser regarding any acceptance of the New U.S. Offer including, without limitation, to consider the tax consequences associated with such Shareholder’s election to participate in the New U.S. Offer. No offer to acquire securities has been made, or will be made, directly or indirectly, in or into, or by the use of mails or any means of instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of, the United States or any other country in which such offer may not be made other than (i) in accordance with the requirements of Regulations 14D and 14E under the Exchange Act or the securities laws of such other country, as the case may be or (ii) pursuant to an available exemption from such requirements. THE U.S. OFFER TO PURCHASE HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE NEW U.S. OFFER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THE U.S. OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

Shareholders that are U.S. Holders who wish to participate in the New U.S. Offer, are urged to read the tender offer statement on Schedule TO (including the offer to purchase, related letter of transmittal and certain other offer documents) that will be filed with the SEC by CMB and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by CMB.TECH relating to the New U.S. Offer because such documents will contain important information that U.S. Holders should consider before making any decision with respect to the New U.S. Offer. U.S. Holders may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by CMB and CMB.TECH with the SEC, at the SEC’s website at www.sec.gov, or by contacting Georgeson LLC, the information agent for the New U.S. Offer via telephone by calling +1 (888) 815-4069 for U.S. Holders or via +1 (781) 896-6948 for shareholders outside the US, or via email to CMB.TECH@georgeson.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the reopening of the Bid. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on CMB’s expectations as of the date they were first made and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such risks and uncertainties include, among others, potential legal actions by parties relating to the Market Court’s decision, the outcome of the proceedings pending before the Enterprise Court in Antwerp and the proposed timing related to the Reopening. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Unless as otherwise stated or required by applicable law, CMB undertakes no obligation and does not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise.